   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1998


                                                      REGISTRATION NO. 333-65333

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PEREGRINE SYSTEMS, INC.

             (Exact name of Registrant as specified in its charter)

         DELAWARE                 95-3773312
      (State or other            (IRS Employer
      jurisdiction of           Identification
     incorporation or               Number)
       organization)

                             12670 HIGH BLUFF DRIVE

                          SAN DIEGO, CALIFORNIA 92130

                                 (619) 481-5000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                               RICHARD T. NELSON

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL

                            PEREGRINE SYSTEMS, INC.

                             12670 HIGH BLUFF DRIVE

                          SAN DIEGO, CALIFORNIA 92130

                                 (619) 481-5000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

                            DOUGLAS H. COLLOM, ESQ.

                        Wilson Sonsini Goodrich & Rosati

                            Professional Corporation

                               650 Page Mill Road

                          Palo Alto, California 94304

                                 (650) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


Peregrine Systems, Inc.
12670 High Bluff Drive
San Diego, California 92130
Telephone Number: (619) 481-5000

                                 352,870 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------


    These shares may be offered and sold from time to time by certain stockholders of the Company identified in this prospectus. See "Selling Stockholders." The selling stockholders acquired the shares on September 23, 1998 in connection with the acquisition by Peregrine ("PSI") of certain technology from International Software Solutions and related companies.


    The selling stockholders will receive all of the net proceeds from the sale of the shares. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. The Company will not receive any proceeds from the sale of the shares.

    YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.


    PSI's common stock is quoted on the Nasdaq National Market under the symbol "PRGN." On November 11, 1998, the last reported sale price of the common stock was $30.44 per share.


                            ------------------------


    The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                            ------------------------


                               November 12, 1998

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
Forward Looking Information................................................................................           2
Peregrine Systems, Inc.....................................................................................           3
Risk Factors...............................................................................................           3
Where to Find More Information about Peregrine.............................................................          16
Information Incorporated by Reference......................................................................          16
Use of Proceeds............................................................................................          16
Selling Stockholders.......................................................................................          16
Plan of Distribution.......................................................................................          18
Legal Matters..............................................................................................          19
Experts....................................................................................................          19


    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of PSI common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.


    In this prospectus, unless indicated otherwise, "Peregrine," the "Company," "PSI," "we," "us," and "our" refer to Peregrine Systems, Inc., and its predecessor and subsidiaries.


                          FORWARD LOOKING INFORMATION

    This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. In particular, please review the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended March 31, 1998, and our quarterly report on Form 10-Q for the quarter ended June 30, 1998, which reports are incorporated herein by reference and such section of any subsequently filed Exchange Act reports. In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors."

                            PEREGRINE SYSTEMS, INC.



    Peregrine is the "Infrastructure Management Company." We sell software products that assist large business organizations to manage the assets that comprise their business infrastructure. Infrastructure assets include all the assets used in the operation of a business and may be tangible or intangible. For example, a computer's information technology ("IT") infrastructure includes the computer hardware comprising the network computer system, the operating software used to run that network, and the application software used by various departments and employees. Infrastructure assets also include, among other things, contractual relationships like leases and license agreements, telecommunications systems, and, of course, physical assets like desks and office furniture.



    Peregrine's principal software products currently address managing an organization's information technology infrastructure and its physical plant and facilities. SERVICECENTER enables organizations to manage their computer networks and systems and includes software applications that permit a user's information technology department to identify, resolve, and prevent problems in the network computer system. ASSETCENTER enables organizations to manage information technology assets and includes physical asset management, lease management, procurement management, and cost management products. SPAN-FM assists organizations in managing their physical plant and facilities and includes automated tracking and management of assets, maintenance and operations systems, space design, security system, and safety system products.



    Peregrine's products are intended to manage an organization's infrastructure assets throughout their life cycle from the time they are procured until they are retired. Peregrine's products may be deployed across all major computer hardware platforms and network operating systems.


                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE SHARES YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

HISTORY OF OPERATING LOSSES

    We have recorded cumulative net losses of approximately $38.2 million through June 30, 1998. This amount includes approximately $34.8 million related to the write-off of acquired in-process research and development in connection with our acquisition of United Software, including its Apsylog S.A. subsidiary ("Apsylog") which was completed in September 1997. In addition, we believe that we will recognize a significant net loss in the quarter ended September 30, 1998 related to the write-off of acquired in-process research and development in connection with both our July 1998 acquisition of Innovative Tech Systems, Inc. ("Innovative") and our September 1998 acquisition of certain remote control technology from International Software Solutions ("ISS").

    Our main product lines have changed substantially in recent years. For example, our SERVICECENTER product only began shipping in mid-1995 and our ASSETCENTER product only began shipping in mid-1996. As a result, prediction of our future operating results is difficult, if not impossible.

    Although our operating results were positive during the years ended March 31, 1997 and 1998 (excluding the impact of the $34.8 million charge related to acquired in-process research and development in connection with our acquisition of Apsylog), we may not remain profitable on a quarterly or annual basis. In addition, we do not believe that the growth in our revenues that we have experienced in recent years is indicative of future revenue growth or future operating results.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS


    Potential investors in our Common Stock should understand that revenues for technology companies are very volatile. Revenues for software companies tend to be particularly variable, and this is also true of our revenues. Our revenues are subject to extreme variability for the same reasons as other software companies and also for reasons that are unique to us. The following factors could affect our revenues and profitability in a particular quarter or over several quarterly or annual periods.



    - Our products are very complex and expensive. The price of our new software licenses can be in the multi-million dollars. As a result, potential customers typically spend a great deal of time reviewing our products to determine if our products meet their needs. We generally spend six to nine months with prospective customers trying to educate them about our products and their benefits. If, by the end of a quarter, our sales people have not succeeded in selling a large number of new licenses or, in certain cases, a small number of large licenses, our revenues may be substantially less than anticipated revenues. Because we will have already expended resources to generate revenues, our failure to sell new licenses could result in reduced profits for that quarter or even a loss.



    - Customers use our software products to manage their internal computer networks, including their network hardware, as well as to manage their physical facilities. Because of the cost of our products, customers tend to purchase our products only when their operating budgets permit or when they determine to upgrade or improve their current systems. As a result, our quarterly revenues will be generally dependent on the budgeting cycles of our customers and their ability to make substantial capital expenditures.



    - The accounting rules we must follow only permit us to recognize revenue when specific criteria are satisfied. We often must negotiate the terms of licenses, particularly large licenses. Depending on the circumstances, we may sign a license but be required to defer revenue recognition until future periods when the necessary criteria are satisfied (if they are satisfied at all). If we are unsuccessful in negotiating favorable terms, we may not be able to recognize any or all of the revenue for the particular quarter in which the license contract is signed.



    - Our ability to recognize revenue also depends on the time when contracts are entered. Like many companies in the software industry, a large percentage of our revenues are recognized in the last weeks or days of a quarter. This often results from customer's trying to increase their negotiating position toward the end of our quarter as well as quarter end sales incentives to our sales people. We have historically operated with little backlog from quarter to quarter. As a result, we cannot accurately predict our quarter to quarter revenues.



    - Our revenues can be seasonal. Historically, they have tended to be less during the summer months because of reduced business activity during the European holiday season. If we increase our revenues in other parts of the world, we may also be affected by seasonal business trends in those markets.



    - Our products must be competitive both in terms of price and technology. Many competing companies may "bundle" one product with other products that we may or may not sell. Depending on the relative profitability of their particular products, a competitor may be willing to sell a product that competes with our product for a lower price because they are also selling the higher-margin product. To the extent competitors pursue such pricing strategies, our products may appear less price competitive, and our revenues could be affected. In addition, technology can change very rapidly, and competitors may offer new products that are technologically superior to ours. If we did not anticipate the technological improvements and are required to invest in improving our products, our revenues may decrease during the period we are trying to make our product competitive, and our expenses may increase as a result of the unanticipated investment in product improvements.



    - A large part of our revenues derive from annual maintenance agreements with existing customers. If a substantial number of these customers decided not to renew their maintenance agreements, our revenues and profitability could be adversely affected.


LENGTHY SALES CYCLES

    The timing of revenue recognition in connection with software products sales can be affected by many factors. Such factors include our ability to finalize a contract with a customer for the sale of our software products and to deliver our products to our customers. It often takes a long time from our initial contact with a customer to when we fulfill the criteria for recognizing revenue for a sale of our software products to such a customer. As a result, it is difficult to predict when or if we will be able to recognize revenue for potential sales that have not been finalized. Revenues in any given quarter can be adversely affected as a result of such unpredictability.

    Selling our software generally requires the Company to engage in a sales cycle that typically takes approximately six to nine months to complete. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control including the size of a potential transaction and the level of competition which we encounter in our selling activities. In addition, our sales cycle is typically extended 90 days for product sales made through third party distributors. During the sales cycle we typically provide a significant level of training to prospective customers regarding the use and benefits of our products. Any delay in the sales cycle of a large license or a number of smaller licenses could materially adversely affect our business, operating results, and financial condition.

SEASONALITY

    GENERAL

    We have experienced and expect to continue to experience seasonality in connection with the sales of our software products. Our revenues and operating results in our December quarter are typically strong because many of our customers make purchase decisions based on calendar year-end budgeting requirements. In addition, our revenues and operating results in the March quarter typically are strong because our sales force is trying to meet fiscal year-end sales quotas.

    FOREIGN OPERATIONS


    We are currently attempting to expand our presence in international markets, including Europe, the Pacific Rim, and Latin America. Our international revenues already make up a large significant percentage of our total revenues. Seasonal buying patterns in such foreign markets may cause additional variability in demand for our products. In particular, our September quarter tends to reflect the effects of summer slowing of international business activity, particularly in Europe.



DEPENDENCE ON KEY PRODUCTS


    Almost all of our license revenues results from the sale of our SERVICECENTER and ASSETCENTER products. We expect these products to continue to account for a large portion of our revenues for the foreseeable future. Our future operating results are dependent upon continued market acceptance of SERVICECENTER and ASSETCENTER, including future enhancements. In addition, our operating results will be affected by customer acceptance of SPAN-FM as a PSI product suite. We acquired SPAN-FM, a facilities automation software application, through our July 1998 acquisition of Innovative. Any factors adversely affecting the pricing of, demand for, or market acceptance of SERVICECENTER, ASSETCENTER, or SPAN-FM, such as competition or technological change, could materially adversely affect our business, operating results, and financial condition.


DEPENDENCE ON MARKET ACCEPTANCE OF INFRASTRUCTURE MANAGEMENT SOFTWARE SOLUTIONS



    Until recently, we have focused on developing software products to help manage many aspects of a business' IT systems. In September 1997, we broadened our IT infrastructure management product suite by acquiring ASSETCENTER, an asset management product line, through our acquisition of Apsylog. In addition, we have increased the functionality of SERVICECENTER to manage aspects of the enterprise infrastructure not necessarily related to IT. In July 1998, we acquired Innovative, a provider of facilities management software. Innovative's product strategy has focused on providing building and facilities management and fire safety and inspection software applications, including SPAN-FM. In acquiring Innovative, we intend to further broaden our product line beyond traditional IT infrastructure management. We are seeking to offer a more comprehensive product suite capable of managing a business's IT infrastructure, its physical plant and facilities, its communications infrastructure, and its distribution systems.


    In recent years, the market for enterprise software solutions has been characterized by rapid technological change, frequent new product announcements and introductions, and evolving industry standards. In response to advances in technology, customer requirements have become increasingly complex, resulting in industry consolidation of product lines offering similar or related functionality. We believe that a market for integrated enterprise-wide infrastructure management solutions is evolving from existing requirements for specific IT management solutions. Such enterprise-wide solutions would include applications for IT management, asset management, building and facilities management, communications resource management, and distribution systems management. However, the existence of such a market is unproven. If such a market does not fully develop, this would materially adversely affect our business, operating results, and financial condition.


RAPID TECHNOLOGICAL CHANGE



    As a result of rapid technological change in our industry, our position in existing markets or other markets that we may enter can be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance depends in part upon our ability to improved existing products, develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. Our product development efforts will continue to require substantial investments. We may not have sufficient resources to make the necessary investments.


INTEGRATION OF INNOVATIVE TECH SYSTEMS INTO PSI'S BUSINESS

    Our acquisition of Innovative, which was completed in July 1998, will require integrating Innovative into PSI. Prior to the acquisition, Innovative and PSI were two geographically separated companies that had been operated independently. We believe that the acquisition of Innovative will further our strategy to provide customers with a complete infrastructure management software solution. However, difficulties may be encountered in integrating the product offerings, operations and technology of Innovative with those of PSI. We may not be able to successfully complete or market new products currently in development or develop any new products that relate to the Innovative products. Anticipated marketing, distribution, or other operational benefits and efficiencies from the acquisition of Innovative may not be achieved. The morale of PSI and Innovative employees may be adversely affected as a result of the acquisition and the resulting integration.


    Integrating Innovative into our existing business may prove difficult given that the two companies were geographically separated, have different corporate cultures and have personnel with different business backgrounds. We may not be able to retain a sufficient number of Innovative's key employees. Additionally, we may have problems combining the development teams from Innovative with our existing teams so that such teams will successfully cooperate and realize any technological benefits from the combined businesses. In particular, Innovative's products and Peregrine's products are substantially different. If PSI determines that it should integrate the PSI and Innovative product lines more fully, such integration could present technical challenges that our respective developers cannot overcome. To date, PSI has focused primarily on integrating the marketing and distribution of its products with those of Innovative. Nevertheless, sales of Innovative products may not be markedly enhanced by the broader distribution and marketing opportunities available through PSI. We may not be able to benefit from the broader product offerings available as a result of the acquisition or from any other anticipated benefits. Any failure to integrate the businesses and technologies of the companies successfully or any failure to realize the anticipated benefits of the acquisition could materially adversely affect our business, results of operations, and financial condition. In addition, if our management devotes too much time and attention to the integration of Innovative into our existing business, this also could materially adversely affect our business, operating results, and financial condition.



    In addition, certain of Innovative's suppliers, distributors, or customers may end their agreements with Innovative as a result of the acquisition. This would occur if such suppliers, distributors, or customers determined for competitive or other business reasons that a business relationship with PSI was undesirable (E.G., a distributor of Innovative may also distribute other products that are directly competitive with those of PSI). In addition, prospective customers of Innovative may delay their orders as a result of uncertainties resulting from the acquisition. For example, customers or potential customers of Innovative could terminate or delay orders with PSI because they may feel that we are not committed to providing products and enhancements or support services for Innovative products. Alternatively, such customers or potential customers of Innovative could terminate or delay orders if they currently deploy IT management systems that are competitive with those of Peregrine. If a significant number of Innovative customers or potential customers cancel or do not renew their arrangements with Innovative or PSI or delay their orders of our products, this could materially adversely affect our business, results of operations, and financial condition. We expect any such effects to be felt most strongly in the quarter ended September 30, 1998 and other near-term quarters.



INTEGRATION OF INTERNATIONAL SOFTWARE SOLUTIONS TECHNOLOGY INTO PSI'S PRODUCTS



    In September 1998, Peregrine acquired a remote control technology from International Software Solutions ("ISS"). This technology will permit, among other things, one user on a networked computing system (E.G., an operator on a business' network help desk) to access the computer of another desktop user remotely (E.G., an employee experiencing a network problem). PSI believes that achieving the anticipated benefits of this acquisition will require that ISS' technology be integrated with PSI's existing products. Difficulties, including technological difficulties, may be encountered in this integration process. In addition, we may not be able to successfully complete and market new products that use the ISS technology. The marketing, distribution, or other operational benefits and efficiencies anticipated from the acquisition of the ISS technology may not be achieved.

    We plan to continue to work with employees of ISS to integrate the ISS technology with our products. However, there may be problems combining the engineering teams from ISS with our existing teams. As a result, we may not fully realize the expected technological benefits from the acquired ISS technology. Any failure to integrate the ISS technology into our products could materially adversely affect our business, operating results, and financial condition.


RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS



    In the future we may make acquisitions of, or large investments in, businesses that offer products, services, and technologies that further our goal of providing integrated infrastructure management software solutions to businesses. Any future acquisitions or investments would present risks commonly encountered in acquisitions of businesses or products. The following are examples of such risks:



    - difficulty in combining the technology, operations, or work force of the acquired business



    - disruption of PSI's on-going businesses



    - difficulty in realizing the potential anticipated financial and strategic benefits of the acquisition if PSI is not successful in integrating the acquired businesses



    - difficulty in maintaining uniform standards, controls, procedures, and policies



    - possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel



    - diversion of management attention



    If such acquisitions or investments were to take place, the risks described above could materially adversely affect our business, operating results, and financial condition.



    Additionally, our ability to acquire complementary business or product lines may be affected by issues regarding accounting for these acquisitions or investments. Specifically, we may determine not to pursue a particular acquisition that would otherwise offer strategic business or product benefits if the required accounting treatment would have an adverse effect on operating revenues and financial condition as well as our business and competitive positions in future periods.



    We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of PSI common stock, or a combination of cash and PSI common stock. Issuance of additional shares of PSI common stock could result in dilution to existing stockholders.


DEPENDENCE ON KEY PERSONNEL

    Our success will depend to a significant extent on the continued service of our senior executives and certain other key employees, including certain sales, consulting, technical, and marketing personnel. Few of our employees, including senior executives, are bound by an employment or non-competition agreement. In addition, we do not generally maintain key man life insurance on our employees. If we lost the services of one or more of our key executives or employees (including if one or more of our officers or employees decided to join a competitor or otherwise compete directly or indirectly with PSI), this could materially adversely affect our business, operating results, and financial condition.

    In addition, several of our executive officers, including our President and Chief Executive Officer, Chief Financial Officer, and certain operating vice presidents, have been employed by the Company for a relatively short period of time. This new management team has devoted substantial effort in refocusing our product, sales, and marketing strategies. In connection with such changes, we have restructured our sales and marketing departments. This has involved replacing a large number of employees in these departments. As a result, many of the Company's current employees have been with the Company for only a limited period of time. The ultimate results of such restructuring is impossible to predict.

ABILITY TO RECRUIT PERSONNEL

    EXECUTIVE OFFICERS AND KEY PERSONNEL


    Our future success will likely depend in large part on our ability to attract and retain additional highly skilled technical, sales, management and marketing personnel. Competition for such personnel in the computer software industry is intense, and in recent years, the available pool of qualified personnel has been insufficient to satisfy the requirements of many technology companies. In the past we have experienced difficulty in recruiting personnel with the required skills and qualifications. Our products are technical, and new employees generally require substantial training in the use of our products. We may not succeed in attracting and retaining sufficiently qualified personnel to develop new products, improve existing products, or to sell and market our products. If we do not, our business, operating results, and financial condition could be materially adversely affected.



    FOREIGN EMPLOYEES AND TECHNICAL RECRUITING



    To achieve our business objectives, we must be able to recruit and employ skilled technical professionals from other countries. Any future shortage of qualified technical personnel who are either United States citizens or otherwise eligible to work in the United States could increase our reliance on foreign professionals. Many technology companies have already begun to experience shortages of such personnel. Any failure to attract and retain qualified personnel as necessary, including as a result of limitations imposed by federal immigration laws and the availability of visas issued thereunder, could materially adversely affect our business and operating results. Foreign computer professionals such as those employed by us typically become eligible for employment in the United States by obtaining a nonimmigrant visas. The number of nonimmigrant visas is limited by federal immigration law. Congress has recently approved a marginal but temporary increase in the number of visas available. We cannot predict whether this increase will improve the recruiting impediments faced by many technology companies, including PSI, or what effect any future changes in the federal immigration laws will have on our business, operating results, or financial condition.


COMPETITION


    The market for our products is highly competitive and diverse. The technology for infrastructure management software products has only recently developed and can change rapidly. New products are frequently introduced and existing products are continually enhanced. Competitors vary in size and in the scope and breadth of the products and services offered.


    EXISTING COMPETITION


    We face competition from a number of sources, including:


    - providers of internal help desk software applications such as Remedy Corporation and Software Artistry, Inc. (now a division of Tivoli Systems, Inc.)

    - customer interaction software companies such as Clarify Inc. and The Vantive Corporation, whose products include internal help desk applications

    - information technology and systems management companies such as IBM, Computer Associates International, Inc., Network Associates, Inc. (recently formed as a result of the business combination of McAfee Associates, Inc. and Network General Corporation), and Hewlett-Packard Company through its acquisition of PROLIN

    - providers of asset management and facilities management software

    - the internal information technology departments of those companies with infrastructure management needs

    FUTURE COMPETITION

    Because competitors can easily penetrate the software market, we anticipate additional competition from other established and new companies as the market for enterprise infrastructure management applications develops. In addition, current and potential competitors have established or may in the future establish cooperative relationships among themselves or with third parties. Large software companies may acquire or establish alliances with smaller competitors of PSI. We expect that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Our ability to sell our products depends in part on their compatibility with and support by providers of system management products, including Tivoli, Computer Associates, and Hewlett-Packard. Both Tivoli and Hewlett-Packard have recently acquired providers of help desk software products. These providers of system management products may decide to close their systems to competing vendors like PSI. They may also decide to bundle their infrastructure management and/or help-desk software products with other products for enterprise licenses for promotional purposes or as part of a long-term pricing strategy. If that were to happen, our ability to sell our products could be adversely affected. Increased competition may result from acquisitions of help desk and other infrastructure management software vendors by system management companies. The results of increased competition including price reductions of our products, reduced gross margins, and reduction of market share, could materially adversely affect our business, operating results, and financial condition.

    GENERAL

    Some of our current and many of our potential competitors have much greater financial, technical, marketing, and other resources than PSI. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer needs. They may also be able to devote greater resources to the development, promotion, and sale of their products than we can. We may not be able to compete successfully against current and future competitors. In addition, competitive pressures faced by PSI may materially adversely affect our business, operating results, and financial condition.

MANAGEMENT OF GROWTH

    We have grown greatly in recent periods, with total revenues increasing from $19.6 million in fiscal 1995 to $23.8 million in fiscal 1996, to $35.0 million in fiscal 1997, and to $61.9 million in fiscal 1998.

    If we achieve our growth plans, including the integration of Apsylog, Innovative, and the technology acquired from ISS, such growth may burden our operating and financial systems. This burden will require large amounts of senior management attention and will require the use of other PSI resources. Our ability to compete effectively and to manage future growth (and our future operating results) will depend in part on our ability to implement and expand operational, customer support, and financial control systems and to expand, train, and manage our employees. In particular, in connection with the acquisitions, we will be required to integrate additional personnel and to augment or replace existing financial and management systems. Such integration could disrupt our operations and could adversely affect our financial results. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. Any failure to do so could materially adversely affect our business, operating results, and financial condition.

EXPANSION OF DISTRIBUTION CHANNELS

    We sell our products through our direct sales force and a limited number of distributors and we provide maintenance and support services through our technical and customer support staff. We plan to continue to invest large amounts of resources to our direct sales force, particularly in North America where we have recently opened several new sales offices. In addition, we are developing additional sales and marketing channels through system integrators and original equipment manufacturers and other channel partners. We may not be able to attract channel partners that will be able to market our products effectively or that will be qualified to provide timely and cost-effective customer support and service. If we establish distribution through such indirect channels, our agreements with channel partners may not be exclusive. As a result, such channel partners may also carry competing product lines. If we do not establish and maintain such distribution relationships, this could materially adversely affect our business, operating results, and financial condition.

INTERNATIONAL OPERATIONS


    International sales represented approximately 29% of our total revenues in fiscal 1997 and 36% of our total revenue in fiscal 1998, and a substantial majority of those sales are generated in Europe. PSI currently generates limited revenues in the Asian-Pacific economies but is attempting to increase its presence in those markets. We currently have international sales offices in London, Paris, Frankfurt, Amsterdam, and Copenhagen. Our continued growth and profitability will require continued expansion of our international operations, particularly in Europe, Latin America, and the Pacific Rim. Accordingly, we intend to expand our current international operations and enter additional international markets. Such expansion will require significant management attention and financial resources. Our international operations are subject to a variety of risks associated with conducting business internationally, including the following:


    - fluctuations in currency exchange rates

    - longer payment cycles

    - difficulties in staffing and managing international operations

    - problems in collecting accounts receivable

    - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world

    - increases in tariffs, duties, price controls, or other restrictions on foreign currencies trade barriers imposed by foreign countries

    These factors could materially adversely affect our business, operating results, and financial condition. We have only limited experience in developing local-language versions of our products and marketing and distributing its products internationally. We may not be able to successfully translate, market, sell and deliver our products internationally. If we are unable to expand our international operations successfully and in a timely manner, our business, operating results, and financial condition could be adversely affected.


    Although PSI's revenues in the Pacific Rim have been limited to date, recent instability in the Asian-Pacific economies and financial markets could adversely affect our business, operating results, and financial condition in future quarters as well.


CURRENCY FLUCTUATIONS


    A large portion of our business is conducted in foreign currencies, principally the British Pound, the Deutsche Mark, and the French Franc. Fluctuations in the value of foreign currencies relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. We cannot predict the effect of exchange rate fluctuations upon future operating results. We may experience currency losses in the future. We currently maintain a foreign exchange hedging program, consisting principally of purchases of one month forward-rate currency contracts. However, our hedging activities may not adequately protect us against the risks associated with foreign currency fluctuations.

ISSUES RELATED TO THE EUROPEAN MONETARY CONVERSION

    On January 1, 1999, certain member states of the European Economic Community (the "EEC") will fix their respective currencies to a new currency, the euro. On that day, the euro will become a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these EEC member states will be conducted in both the existing national currency, such as the French franc or deutsche mark, and the euro. Companies operating in or conducting business in EEC member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the euro. Our ASSETCENTER product was originally developed for the European market and is capable of managing currency data measured in euros. We are still assessing the impact that the euro will have on our internal systems and our other products. We will take corrective actions based on the results of such assessment. We have not yet determined the costs related to this problem. Issues related to the introduction of the euro may materially adversely affect our business, operating results, and financial condition.

CONTROL BY EXISTING STOCKHOLDERS

    Based on shares outstanding as of September 30, 1998, PSI's officers, directors, and entities directly related to such individuals together beneficially own approximately 42.0% of the outstanding shares of PSI common stock. In particular, John J. Moores, Chairman of PSI's board of directors, owns approximately 36.3% of the outstanding shares. As a result, PSI's officers and directors will be able to control most matters requiring stockholder approval, including the election of directors and the approval of mergers, consolidations, and sales of all or substantially all of the assets of PSI. Such concentrated share ownership may prevent or discourage potential bids to acquire PSI unless the terms of acquisition are approved by such officers and directors.

PRODUCT DEVELOPMENT DELAYS

    We have experienced product development delays in the past and may experience delays in the future. Difficulties in product development could delay or prevent the successful introduction or marketing of new or improved products. Any such new or improved products may not achieve market acceptance. Our current or future products may not conform to industry requirements. If we are unable, for technological or other reasons, to develop and introduce new and improved products in a timely manner, our business, operating results, and financial condition could be adversely affected.

    Because our software products are complex, these products may contain errors that could be detected at any point in a product's life cycle. In the past we have discovered software errors in certain of our products and have experienced delays in shipment of our products during the period required to correct these errors. Despite testing by PSI and by current and potential customers, errors in our products may be found in the future. Detection of such errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased service and warranty costs. If any of these results were to occur, our business, operating results, and financial condition could be materially adversely affected.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

    Our success will be heavily dependent upon proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such laws provide only limited protection. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to our data model and other proprietary information underlying our licensed applications. Such means of protecting our proprietary rights may not be adequate. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software is difficult and, while we do not expect software piracy to be a persistent problem, some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources to PSI and could materially adversely affect our business, operating results, and financial condition.

RISKS OF INFRINGEMENT


    While we are not aware that any of our software product offerings infringes the proprietary rights of third parties, third parties may claim infringement with respect to our current or future products. Because we are dependent on a limited number of products, any claim of infringement, whether with or without merit, could be time consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements. In addition, such claims could impair our relationships with existing customers and our ability to sell our products to new customers. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry segment grows and the functionality of products in different industry segments overlaps. In addition, Peregrine has recently acquired a number of technologies through acquisition, including those technologies acquired from ISS, Apsylog, and Innovative. Although PSI carefully reviewed issues relating to the ownership of the acquired technology and obtained representations and warranties relating to such ownership, PSI was not involved in the development of those products, and unanticipated infringement or similar claims could arise with respect to these or other acquired technologies. As a result, infringement claims could have a material adverse affect on our business, operating results, and financial condition.


PRODUCT LIABILITY


    Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. Such limitation of liability provisions may, however, not be effective under the laws of certain jurisdictions to the extent local laws would treat certain warranty exclusions as unenforceable. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. In particular, issues relating to Year 2000 compliance have increased awareness of the potential adverse effects of software defects and malfunctions. We may be subject to product liability claims in the future. A product liability claim could materially adversely affect our business, operating results, and financial condition.


YEAR 2000 RISKS

    Many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements.

    We use third party equipment and software that may not be Year 2000 compliant. We are conducting a review of products provided by outside vendors to determine if their products are Year 2000 compliant. This review has not been completed. However, we have received assurances from the suppliers of all third party software that we believe is critical to our business that their software is Year 2000 compliant. If this third party equipment or software does not operate properly with regard to the Year 2000, we may incur unexpected expenses to remedy any problems. Such costs may materially adversely affect our business, operating results, and financial condition. In addition, if our key systems, or a significant number of our systems, failed as a result of Year 2000 problems we could incur substantial costs and disruption of our business. We may also experience delays in implementing Year 2000 compliant software products. Any of these problems could potentially materially adversely affect our business, operating results, or financial condition.

    We are still reviewing the impact the Year 2000 issue will have on our proprietary software products and internal information systems. We plan to take necessary actions based on the results of such analyses. We have not yet determined the costs related to achieving Year 2000 compliance. However, we do not believe such costs will be material. If these costs are material, the costs will materially adversely affect our business, operating results, and financial condition.


    In the ordinary course of our business, we test and evaluate our software products. We believe that our software products are generally Year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of such software products with respect to four digit date dependent data or the ability of such products to correctly create, store, process, and output information related to such data. However, we may learn that certain of our software products do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage, and manipulation of data involving dates. In addition, in certain cases, we have warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process, and output information related to such data. If any of our licensees experience Year 2000 problems, those licensees could assert claims for damages.


    In addition, the purchasing patterns of our customers and potential customers may be affected by Year 2000 issues. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us. This may adversely affect on our business, operating results, and financial condition.

UNDESIGNATED PREFERRED STOCK

    PSI's board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preferences, privileges, and restrictions of such preferred stock without any further vote or action by PSI's stockholders. The issuance of preferred stock allows PSI to have flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by the PSI stockholders. As a result, the market price of the PSI common stock and the voting and other rights of the holders of PSI common stock may be adversely affected. The issuance of preferred stock may result in the loss of voting control to others. PSI has no current plans to issue any shares of preferred stock.

CHARTER PROVISIONS

    Certain provisions of PSI's charter documents eliminate the right of stockholders to act by written consent without a meeting and specify certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings. Such provisions are intended to increase the likelihood of continuity and stability in the composition of the PSI board of directors and in the policies set by the board. These provisions also discourage certain types of transactions which may involve an actual or threatened change of control transaction. These provisions are designed to reduce the vulnerability of PSI to an unsolicited acquisition proposal. As a result, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, they could have the effect of discouraging others from making tender offers for PSI's shares. As a result, these provisions may prevent the market price of PSI common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in the management of PSI.

ANTITAKEOVER EFFECTS OF DELAWARE LAW

    PSI is subject to the antitakeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions. The Delaware law prevents certain Delaware corporations, including PSI, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" includes, among other things, a merger or consolidation involving PSI and the interested stockholder and the sale of more than 10% of PSI's assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a company and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may "opt out" of the antitakeover provisions. PSI has not "opted out" of the antitakeover provisions of Delaware Law.

VOLATILITY OF TRADING PRICES


    We completed the initial public offering of PSI common stock in April 1997. Prior to April 1997, no public market existed for PSI common stock. In the past, the market price of PSI common stock has varied greatly, including extreme price movements in fairly short periods of time, and the volume of PSI common stock traded has fluctuated greatly as well. These fluctuations often occur independently of any announcements by PSI or of general market fluctuations. We expect such fluctuations to continue. Factors that may result in such fluctuations include:


    - any shortfall in revenues or net income from revenues or net income expected by securities analysts

    - announcements of new products by PSI or our competitors

    - quarterly fluctuations in our financial results or the results of other software companies, including those of our direct competitors

    - changes in analysts' estimates of our financial performance, the financial performance of our competitors, or the financial performance of software companies in general

    - general conditions in the software industry

    - changes in prices for our products or the products of our competitors

    - changes in our revenue growth rates or the growth rates of our competitors


    - sales of large blocks of the PSI common stock



    - conditions in the financial markets in general


    In addition, the stock market may from time to time experience extreme price and volume fluctuations. Many technology companies in particular have experienced such fluctuations. Often such fluctuations have been unrelated to the operating performance of the specific companies. The market prices of PSI's common stock may experience significant fluctuations in the future.

                 WHERE TO FIND MORE INFORMATION ABOUT PEREGRINE



    We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http:// www.peregrine.com or at the SEC's web site at http://www.sec.gov.



                     INFORMATION INCORPORATED BY REFERENCE



    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the "Exchange Act"), until the selling stockholders sell all the shares. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-65333). The documents we incorporate by reference are:



1. the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, as amended through the date hereof;



2. the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;



3. the Company's Current Report on Form 8-K dated July 31, 1998 relating to the acquisition of Innovative Tech Systems, Inc.;



4. the Company's current Report on Form 8-K dated October 5, 1998 relating to the acquisition of certain assets of ISS; and



5. the description of the Company's common stock contained in its Registration Statement on Form 8-A as filed with the SEC on March 7, 1997.



    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: General Counsel, Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, California 92130; telephone number
(619) 481-5000.


                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each selling stockholder. All information contained in the table below is based on beneficial ownership as of September 30, 1998. None of the selling stockholders has held any position or office or had a material relationship with the Company or any of its predecessors or affiliates within the past three years other than as a result of the ownership of the Company's common stock.


                                                           BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                                           PRIOR TO OFFERING(2)    NUMBER OF       AFTER OFFERING(2)
                                                          ----------------------    SHARES     --------------------------
SELLING STOCKHOLDERS(1)                                    NUMBER      PERCENT    OFFERED(3)     NUMBER        PERCENT
--------------------------------------------------------  ---------  -----------  -----------  -----------  -------------
International Software Solutions, L.P...................    392,080         1.7%     352,870       39,210         *
International Software Solutions UK, Ltd................    392,080         1.7%     352,870       39,210         *
International Software Solutions USA, L.C...............    392,080         1.7%     352,870       39,210         *
International Software Solutions GmbH...................    392,080         1.7%     352,870       39,210         *
International Software Solutions Production SARL........    392,080         1.7%     352,870       39,210         *
International Software Solutions France
  Diffusion SARL........................................    392,080         1.7%     352,870       39,210         *

------------------------

*   Less than 1%.


(1) The selling stockholders acquired the shares in connection with the acquisition by the Company of certain technology of ISS (the "ISS Acquisition"). All of the shares offered hereby are being offered by the selling stockholders. Pursuant to the terms of the Declaration of Registration Rights, dated as of September 23, 1998, which was made in connection with the ISS Acquisition (the "Registration Rights Declaration"), the Company undertook to use its best efforts to effect the registration of the shares issued to the selling stockholders. The Registration Rights Declaration also includes certain indemnification arrangements with the selling stockholders. The number of shares attributed to each selling stockholder is the number of shares attributed to the selling stockholders in the aggregate, as the selling stockholders beneficially own all of the shares as a group. Of the 392,080 shares held as a group, 337,910 shares are held of record by International Software Solutions, L.P., 4,005 shares are held of record by International Software Solutions UK, Ltd., 16,173 shares are held of record by International Software Solutions USA, L.C., 15,708 shares are held of record by International Software Solutions GmbH, 31 shares are held of record by International Software Solutions Production SARL, and 18,253 shares are held of record by International Software Solutions France Diffusion SARL. The number of shares beneficially owned by the selling stockholders, as a group, includes an aggregate of 39,210 shares of Common Stock that have been deposited in escrow pursuant to the asset purchase agreement governing the ISS Acquisition to secure the respective indemnification obligations of the selling stockholders thereunder (the "Escrowed Shares"). The Escrowed Shares will be released from escrow on September 23, 2000 to the extent that no claims have been made against the Escrowed Shares. The number of Escrowed Shares attributed to each selling stockholder is the number of Escrowed Shares attributed to the selling stockholders in the aggregate. Of the 39,210 Escrowed shares, 33,791 shares are held of record by International Software Solutions, L.P., 401 shares are held of record by International Software Solutions UK, Ltd., 1,618 shares are held of record by International Software Solutions USA, L.C., 1,571 shares are held of record by International Software Solutions GmbH, 3 shares are held of record by International Software Solutions Production SARL, and 1,826 shares are held of record by International Software Solutions France Diffusion SARL.



(2) Applicable percentage ownership is based on 23,210,942 shares of common stock outstanding as of September 30, 1998, which reflects the issuance of a total of 392,080 shares in connection with the ISS Acquisition. Beneficial ownership is determined in accordance with the rules of the SEC under Rule 13d-3 of the Exchange Act and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable.


(3) Excludes the Escrowed Shares. Of the 352,870 shares held as a group which may be sold pursuant to this prospectus, 304,119 shares are held of record by International Software Solutions, L.P., 3,604 shares are held of record by International Software Solutions UK, Ltd., 14,555 shares are held of record by International Software Solutions USA, L.C., 14,137 shares are held of record by International Software Solutions GmbH, 28 shares are held of record by International Software Solutions Production SARL, and 16,427 shares are held of record by International Software Solutions France Diffusion SARL.

                              PLAN OF DISTRIBUTION

    The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. Such sales may be made on the NASDAQ National Market, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by means of one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the NASDAQ National Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

    In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling stockholders may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

    The Company has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, the Company will make copies of this prospectus available to the selling stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

    All costs, expenses and fees in connection with the registration of the shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Company will not receive any proceeds from the sale of the shares.


    The Company may suspend the use of this prospectus for a discrete period of time, not exceeding 15 days, if, the Company delivers a written notice to the selling stockholders stating that, in the reasonable judgment of the Company, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which in the reasonable judgment of the Company is required to be included in the Registration Statement or the prospectus for sales of the shares to be made hereunder. The Company may not exercise this delay right more than once. The Company is obligated in the event of such suspension to take all actions necessary to ensure that the use of the prospectus may be resumed as soon as practicable.



    The Company has agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective for fifteen calendar days following the effective date of this prospectus. Trading of any unsold shares after such date will be subject to compliance with all applicable securities laws, including Rule 144.



    There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.


                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby has been passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS


    The consolidated financial statements and schedule of the Company as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998, have been incorporated by reference in this prospectus and the Registration Statement which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in the reports with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.



    The consolidated financial statements of Innovative Tech Systems, Inc., as of January 31, 1998 and 1997, and for each of the three years in the period ended January 31, 1998 incorporated in this prospectus by reference to Peregrine Systems, Inc.'s current report on Form 8-K dated July 31, 1998 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.

                                                                                     AMOUNT TO
                                                                                      BE PAID
                                                                                    -----------
SEC registration fee..............................................................   $   4,027
Nasdaq National market listing fee................................................       7,057
Printing expenses.................................................................      10,000
Legal fees and expenses...........................................................      10,000
Accounting fees and expenses......................................................       7,500
Miscellaneous expenses............................................................       6,416
                                                                                    -----------
    Total.........................................................................   $  45,000
                                                                                    -----------
                                                                                    -----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article IX of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

    Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    In addition, pursuant to the terms of the Agreement and Plan of Reorganization entered into by the Company in connection with its acquisition of Innovative, the Registrant has agreed to fulfill and honor in all respects the obligations of Innovative pursuant to any indemnification agreements between Innovative and its directors and officers as of the effective time of the merger that effected such acquisition (the "Indemnified Parties") and any indemnification provisions under Innovative's Certificate of Incorporation or Bylaws as in effect immediately prior to the merger for a period of six years from the effective date. The Certificate of Incorporation and Bylaws of the surviving corporation in the merger contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Innovative as in effect immediately prior to the merger, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the acquisition in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time, were directors, officers, employees, or agents of Innovative, unless such modification is required by law.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Declaration of Registration Rights dated September 23, 1998, by the Registrant made in connection with the Company's purchase of certain technology from ISS provides that the Company will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

    At present, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee ,or other agent of the Registrant.

ITEM 16.  EXHIBITS


 EXHIBIT NO.   DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
       4.3*    Declaration of Registration Rights dated September 23, 1998, granted by the Registrant to certain individuals identified therein
       5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
      23.1     Consent of Arthur Andersen LLP, Independent Public Accountants (relating to financial statements of
                 Peregrine Systems, Inc.)
      23.2     Consent of PricewaterhouseCoopers LLP, Independent Accountants (relating to financial statements of
                 Innovative Tech Systems, Inc.)
      23.3*    Consent of Counsel (included in Exhibit 5.1)
      24.1*    Power of Attorney (See II-4)


------------------------


*   Previously filed.


ITEM 17.  UNDERTAKINGS

    The Registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

        (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or
    Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

    2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the

Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 12th day of November, 1998.


                                PEREGRINE SYSTEMS, INC.

                                By:             /s/ DAVID A. FARLEY
                                     -----------------------------------------
                                                  David A. Farley,
                                              CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President and Chief
   /s/ STEPHEN P. GARDNER*        Executive Officer
------------------------------    (Principal Executive       November 12, 1998
      Stephen P. Gardner          Officer) and Director

     /s/ DAVID A. FARLEY        Chief Financial Officer
------------------------------    (Principal Financial       November 12, 1998
       David A. Farley            Officer) and Director

     /s/ JOHN J. MOORES*
------------------------------  Chairman of the Board of     November 12, 1998
        John J. Moores            Directors

   /s/ CHRISTOPHER A. COLE*
------------------------------  Director                     November 12, 1998
     Christopher A. Cole

  /s/ RICHARD A. HOSLEY, II*
------------------------------  Director                     November 12, 1998
    Richard A. Hosley, II

  /s/ CHARLES E. NOELL, III*
------------------------------  Director                     November 12, 1998
    Charles E. Noell, III

   /s/ NORRIS VAN DEN BERG*
------------------------------  Director                     November 12, 1998
     Norris Van Den Berg

      /s/ MATTHEW GLESS*
------------------------------  Principal Accounting         November 12, 1998
        Matthew Gless             Officer

*By:         /s/ DAVID A.
FARLEY
    --------------------------
                David A.
    Farley
               (Attorney-in-Fact)

                                 EXHIBIT INDEX


 EXHIBIT NO.   DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
        4.3*   Declaration of Registration Rights dated September 23, 1998, granted by the Registrant to certain individuals identified therein
        5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
       23.1    Consent of Arthur Andersen LLP, Independent Public Accountants (relating to financial statements of
                 Peregrine Systems, Inc.)
       23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants (relating to financial statements of
                 Innovative Tech Systems, Inc.)
       23.3*   Consent of Counsel (included in Exhibit 5.1)
       24.1*   Power of Attorney (See II-4)


------------------------


*   Previously filed